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                                                                   EXHIBIT 20(b)


PEOPLES HERITAGE FINANCIAL GROUP, INC.                              NEWS RELEASE



                              For Immediate Release
                        For Further Information, Contact
                Brian Arsenault, Corporate Communications Officer
                                 (207) 761-8517



            Peoples Heritage Completes Acquisition of Family Bancorp


Portland, Maine, December 9, 1996 -- Peoples Heritage Financial Group, Inc. (NASDAQ:PHBK) announced today that it finalized the acquisition of Family Bancorp (NASDAQ:FMLY) at the close of business on Friday, December 6.

         As a result of the acquisition of Family Bancorp, Peoples Heritage is a $5.4 billion banking and financial services company operating in three states. The Company's Maine banking subsidiary, Peoples Heritage Bank, operates 65 banking offices throughout the state and has the number two market position. Its New Hampshire banking subsidiary, Bank of New Hampshire, operates 44 branches throughout the state and has the number three market position.

         Family Bank operates 17 branches in northeastern Massachusetts and six branches in southern New Hampshire. Family has the top market position in most of the communities in which it has banking offices.

         "Family Bank is an excellent fit with our Company," said William J. Ryan, Peoples Heritage Chairman, President and Chief Executive Officer. "We have now achieved a strong northern New England banking presence that runs from Maine down through New Hampshire and into northeastern Massachusetts, a region of small cities and towns that respond well to our style of banking."

         Peoples Heritage Financial Group, Inc., headquartered in Portland, Maine, had pre-Family Bancorp merger assets of $4.5 billion. Family Bancorp, headquartered in Haverhill, Massachusetts, had pre-merger assets of $925 million.